Ellenoff Grossman & Schole LLP
150 East 42nd Street
New York, NY  10017
Telephone: (212) 370-1300
Facsimile: (212) 370-7889
www.egsllp.com

December 21, 2009

Via EDGAR
Mr. Michael Clampitt
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street
Washington, DC 20549

Re:	57th Street General Acquisition Corp.
Registration Statement on Form S-l
Filed November 16, 2009
File No. 333-163134

Dear Mr. Clampitt:

On behalf of 57th Street General Acquisition Corp. (“57th Street General Acquisition Corp.”, the “Company”, “we”, “us” or “our”), we are electronically transmitting hereunder our response to the letter received by us from the Securities and Exchange Commission (the “Commission” or “Staff”) dated December 11, 2009 concerning our Registration Statement on Form S-1 (“Registration Statement”) previously filed on November 16, 2009.  A marked version of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is enclosed herewith reflecting all changes from the Registration Statement submitted on November 16, 2009.  Capitalized terms used but not defined herein shall have the meaning ascribed to them in Amendment No. 1.  Clean and marked copies of this filing are being sent via hand delivery to Justin Dobbie, Esq.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Michael Clampitt
December 21, 2009

Registration Statement on Form S-l

General

1.
Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of a letter or a call from FINRA indicating that FINRA has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

We will provide the Staff with a copy of a letter or a call from FINRA in accordance with the Staff’s comment.

2.
Please provide us an analysis that discusses why the company's stockholders are not faced with an investment decision on an event subject to the registration requirements of the Securities Act when the company enters into an agreement to acquire a target business and provides its stockholders with an opportunity to exercise their put rights.

When the Company enters into an agreement to acquire a target business and provides stockholders with an opportunity to put their shares to the Company for redemption, the Company will not be offering or selling to them a security.  Rather, stockholders will be deciding whether or not to remain holders of the Company’s common stock or redeem their stock for a pro rata share of the trust account.  This is a standard provision found in all special purpose acquisition companies (SPACs).  In addition, it is not contemplated that there will be any modifications or amendments to the terms of the Company’s common stock in connection with a business transaction, so there could be no argument that they somehow would be considering whether or not to become holders of a new security.  Therefore, we do not believe that, at the time when stockholders are deciding whether or not to exercise their redemption rights, the Company’s stockholders would be faced with an investment decision on an event subject to the registration requirements of the Securities Act.

3.
Please tell us, with a view towards revised disclosure, if the company anticipates registering its common stock pursuant to Section 12(g) of the Exchange Act. In that regard, please include disclosure addressing the applicability of the proxy rules to a company reporting pursuant to Section 15(d) of the Exchange Act, a company with securities registered under Section 12 of the Exchange Act and a company with no Exchange Act reporting obligations.

We respectfully advise the Staff that the Company does not expect to register its common stock pursuant to Section 12(g) of the Exchange Act initially but expects to be a reporting company pursuant to Section 15(d) of the Exchange Act. If in the future the Company has 500 or more stockholders of record and assets in excess of $10 million or more, or if its securities are listed on a national securities exchange, it will register under Section 12(g) of the Exchange Act.  Pursuant to Section 14(a) of the Exchange Act, a proxy statement is required in connection with the solicitation of a proxy or consent with respect to any security registered under Section 12 of the Exchange Act. By contrast, companies that are only subject to Section 15(d) of the Exchange Act and companies that have no Exchange Act reporting obligations are not required to deliver a proxy statement in connection with such solicitation.

Michael Clampitt
December 21, 2009

Accordingly, as a Section 15(d) reporting company, to the extent the Company enters into a business transaction which requires stockholder approval under Delaware law, it will not be required to file a proxy statement with the SEC regarding such business transaction. Nevertheless, the Company has agreed to prepare and deliver a disclosure document to stockholders containing substantially the same information as required in a proxy statement subject to Regulation 14A under the Exchange Act. The Company has further agreed that if it enters into a transaction which does not require stockholder approval, it will also deliver a similar disclosure document to stockholders. In any event, stockholders will be provided an opportunity to redeem their shares for cash in connection with the proposed business transaction.

Please see the revised disclosure on pages 5, 10 and 50 in Amendment No. 1 regarding the Company’s obligations under the proxy rules.  We have also revised a risk factor on page 15 disclosing the potential risk to investors.

4.
We note your disclosure on page 5 in the section entitled "Effecting a Business Transaction" and elsewhere in the document where you provide that if no shareholder approval is required for a potential business combination, investors' only opportunity to evaluate and affect the investment decision regarding a potential business transaction will be limited to exercising their put rights within a certain period of time set forth in a notice that will be distributed to all public stockholders. It is also our understanding that exercisability of the put right will be subject to certain conditions, such as board approval of a business combination, and further the terms of the put right are fixed and not negotiable by the stockholders. In these regards, please confirm to us that you will file a Schedule TO and satisfy Rule 13e-4 and Regulation 14E relating to investors' ability to exercise the put right. In the alternative, please provide us with a detailed analysis why you do not believe Rule 13 e-4 and Regulation 14 E are applicable. Please ensure your analysis considers the Wellman factors, and cite to any relevant no-action letters and/or other staff interpretative positions that you believe support your analysis.

The put right feature, which allows stockholders to redeem their shares for a pro rata portion of the trust account, is a hallmark of all SPACs.  This feature does not implicate the public policy purpose of the tender offer rules, which is to prohibit fraudulent, manipulative and deceptive practices in tender offers.

First, this feature appears to fit squarely within the exemption set forth in Rule 13e-4(h)(1).  The right of the Company’s public stockholders to redeem their shares for cash will be set forth (as is the case in all SPACs) in the Company’s amended and restated certificate of incorporation (the “Charter”), which governs the rights of the Company’s securityholders.(See Exhibit 3.2 filed with Amendment No. 1)  Specifically, Article Sixth (A) of the Charter will state that “Following the Corporation’s mailing of the Notice, stockholders holding IPO Shares will have the right, up until the date provided in the Notice (which date shall not be less than 15 days from the mailing thereof), to elect to put such holder’s IPO Shares back to the Corporation for cash.  If IPO Shares are put back to the Corporation as set forth in the Notice, the Corporation shall, promptly after consummation of the Business Transaction, effectuate such put right at a per share put price initially equal to $9.75 per share, plus interest earned on the Trust Account (net of taxes payable on the Trust Account). The Corporation shall not grant any request for the exercise of put rights to it for cash in the event such Business Transaction is not consummated”.  Rule 13e-4(h)(1) under the Exchange Act specifically exempts from the tender offer rules “calls or redemptions of any security in accordance with the terms and conditions of its governing instruments.”

Michael Clampitt
December 21, 2009

In addition, the tender offer rules were designed to curb the abuses inherent in purchases of securities in pressure-filled situations.  The rules attempt to ameliorate the pressure that an offeree is under when an issuer or bidder has solicited it to sell its securities by ensuring that the offeree receives full and fair disclosure and sufficient to examine all relevant facts in an effort to reach a decision without being subject to unwarranted pressure.  Here, the redemption price will be fixed in the Charter and based solely on the per share value of the trust account.  In addition, at the time when investors are making their decision about whether to redeem their shares, the Company will deliver to stockholders a disclosure document containing substantially the same information as required in a proxy statement subject to Regulation 14A under the Exchange Act describing the business transaction and the redemption right.  As a result, stockholders will have been provided with sufficient information to reach an informed decision and would not benefit from compliance with the tender offer rules.

This conclusion is supported by an analysis under the test set forth in the case of Wellman v. Dickinson, 475 F. Supp. 783 (S.D.N.Y. 1979), aff'd. 682 F.2d 355 (2d Cir. 1982).  Under the Wellman test, the existence of a tender offer is determined by examining the following factors, which we examine under the present circumstances known to us:

1.
Active and widespread solicitation of public shareholders for the shares of an issuer.  While all of the Company’s stockholders will be entitled to exercise their redemption rights, the Company will not be actively soliciting stockholders to redeem their shares. On the contrary, since the Company would prefer that stockholders do not redeem their shares in order to allow the Company to retain a greater portion of the proceeds from the trust account, any solicitation by the Company would have the opposite effect of a tender offer.

2.
Solicitation made for a substantial percentage of the issuer’s stock.  Although the redemption right will be open to all stockholders, it does not implicate the concern that this factor was intended to reach.  The Company is not seeking to redeem a substantial percentage of shares but is merely allowing public stockholders to exercise their redemption rights. As noted above, the Company would indeed prefer that stockholders not redeem their shares, in order to allow the Company to retain a greater portion of the proceeds in the trust account.

3.
Offer to purchase made at a premium over the prevailing market price.  Stockholders who redeem their shares will receive the pro-rata portion of the Company’s trust account attributable to their shares of common stock, less applicable taxes. The market price may be more or less than the pro-rata portion of the trust account. Thus, the redemption price is dependent solely upon on the amount in the Company’s trust account and not the prevailing market price.

4.
Terms of the offer are firm rather than negotiable.  This prong of the test is concerned with situations where offerees are faced with a decision on whether to accept a fixed offer for their shares at a price which may have been arbitrarily determined or determined based on factors which are not susceptible to precise evaluation.  Here, the redemption price will be equal to the pro-rata portion of the trust account attributable to the shares of common stock, less applicable taxes.  Therefore, we believe the fixed terms of the offer in this context are not manipulative.

Michael Clampitt
December 21, 2009

5.
Offer contingent on the tender of a fixed number of shares, often subject to a fixed maximum number to be purchased.  The redemption right is not contingent on stockholders redeeming a fixed (or variable) number of shares.  On the contrary, the Company would prefer that investors do not redeem their shares, which would allow the Company to retain a greater portion of the proceeds of the trust account.

6.
Offer open only a limited period of time.  Although stockholders will have a specified period of time to make their redemption decision, this period will be set forth in the Charter, and purchasers of the Company’s shares will do so knowing that this is an essential part of being a holder of shares of a SPAC.  Therefore, it does not implicate the concerns contemplated by the tender offer rules.

7.
Offeree subjected to pressure to sell his or her stock.  Stockholders will not be subject to pressure from the Company to redeem their shares. As noted above, the Company would prefer that stockholders do not redeem their shares, which would allow the Company to retain a greater portion of the proceeds from the trust account.

8.
Public announcement of a purchasing program precedes or accompanies rapid accumulation of the target’s securities.  This aspect of the Wellman test is not applicable in connection with the redemption rights as there would be no public announcement of the redemption right. Stockholders would receive notice of the specific provisions of the redemption right in the disclosure document sent to stockholders.

In sum, an analysis of the Wellman factors supports the conclusion that the redemption right does not constitute a fraudulent, deceptive or manipulative act or practice within the purpose of the tender offer rules.

Cover Page of Prospectus

5.
Please revise the cover page of the prospectus to state that the company does not intend to submit the initial business transaction to its stockholders for a vote and that up to 88% of the company's stockholders will have the right to put their shares of common stock to the company for cash in connection with the consummation of the initial business transaction.

The cover page of Amendment No. 1 has been revised in accordance with the Staff’s comment.

6.
Please disclose, if accurate, that the company will not be limited to a particular industry, geographic region or minimum transaction value for purposes of consummating an initial business transaction. In addition, disclose whether the company may enter into a transaction with a non-U.S. entity, and, if so, add a risk factor discussing the inherent difficulties with ownership of a foreign entity.

Amendment No. 1 has been revised (cover page, pages 3, 39, 44, 46) in accordance with the Staff’s comment.

7.	Please disclose on the cover page of the prospectus that the company will only have 15 months from the date of the prospectus to consummate the initial business transaction.

The cover page of Amendment No. 1 has been revised in accordance with the Staff’s comment.

Michael Clampitt
December 21, 2009

8.
We note the disclosure in the footnote to the "Underwriting Discounts and Commissions" column of the table on the cover page of the prospectus regarding the additional contingent fees that may be payable to the underwriters. Please revise the per unit and total amounts disclosed in the table to include all discounts and commissions that may be paid to the underwriters in connection with the offering, including the maximum amount payable upon consummation of the initial business transaction. Please also revise your characterization of the underwriting discounts and commissions throughout the prospectus, including in the use of proceeds and plan of distribution, accordingly. Refer to paragraph 17 of Schedule A of the Securities Act.

The cover page of Amendment No. 1 has been revised in accordance with the Staff’s comment.

Prospectus Summary, page 3

General

9.	If available, please provide a website address for the company.

We respectfully advise the Staff that the company does not have a Web site.

Our Business, page 3

10.
Please expand your discussion of the prior experience of your directors and executive officers with blank check companies to discuss briefly the performance of Great American Group, Inc. following the consummation of its business combination transaction. In addition, disclose the total or annualized return on investment for the public stockholders in Alternative Asset Management Acquisition Corp. from the date of their original investment through the acquisition and to the most recent practicable date.

Amendment No. 1 has been revised (page 3) in accordance with the Staff’s comment

The Offering, page 7

Offering proceeds to be held in trust, page 9

11.
You state that in the event you are required to seek stockholder approval in connection with your initial business transaction, public stockholders exercising their put rights and voting (i) in favor of the business transaction will be entitled to receive a pro-rata portion of the trust account including interest and (ii) against the business transaction will be entitled to receive a pro-rata portion of the trust account excluding interest. Please provide us an opinion of counsel addressing whether structuring the vote in a manner that provides additional consideration to stockholders who vote in favor of the transaction is permissible under Delaware law.

Prior to the filing of the registration statement we conferred with the Company’s local Delaware counsel, Richards, Layton & Finger, on this issue and they advised, and confirmed again after receipt of the comment letter, that the payment of different amounts as provided for in such a transaction is permissible under Delaware law.  Given the additional expense of obtaining an opinion of counsel, we are reluctant to request same and do not believe that incurring such expense is in the Company’s best interest or required in order to comply with the registration requirements under the Act.

Michael Clampitt
December 21, 2009

Anticipated expenses and funding sources, page 9

12.	Please revise to disclose that the company may accept loans from certain officers and directors in order to meet working capital needs as discussed on page 40.

Amendment No. 1 has been revised (page 40) in accordance with the Staff’s comment.

Stockholders not required to approve initial business transaction unless ... , page 10

13.
Please revise to disclose that the company may enter into privately negotiated transactions to purchase shares from stockholders who would otherwise elect to put their shares back to the company for a per share pro rata portion of the trust account. Please also address whether any premium purchase price that may be paid to purchase such shares will be in the best interest of your stockholders, considering in particular that the remaining stockholders will experience a reduction in book value per share compared to the value received by stockholders that successfully have their shares purchased at a premium.

Amendment No. 1 has been revised (pages 10, 52) in accordance with the Staff’s comment.

Put rights for public stockholders, page 10

14.	Please tell us, with a view towards revised disclosure, under what circumstances, if any, the company would consider increasing or decreasing the 88% put right threshold.

We respectfully advise the staff that the Company has no current intention of increasing or decreasing the 88% put right threshold.

15.
We note that you intend to furnish your public stockholders with a notice containing substantially the same material required in a Schedule 14C information statement setting forth the details of your proposed business transaction. We also note that holders of public shares may have less than 10 days from the date they receive the notice to exercise their put rights and that you may require holders to tender their certificates or deliver their shares electronically in order to properly exercise these put rights. Please tell us how you determined that holders will have adequate time and information to make a fully informed investment decision on the exercise of the put right. In that regard, please discuss how you determined that a notice containing substantially the same material required in a Schedule 14C information statement will provide your investors with adequate information. Please also discuss how you determined that 10 days notice, rather than 20 calendar days notice as would be required for the distribution of an information statement pursuant to Exchange Act Rule 14c-2, will provide your investors with adequate time to make their decision.

Michael Clampitt
December 21, 2009

Amendment No. 1 has been revised throughout to indicate that the notice will be mailed to stockholders at least 15 days prior to deadline to exercise put rights.  We believe this additional time will ensure stockholders have at least 10 days to review the notice and make a determination about whether to exercise their put rights.  We believe this is an adequate length of time for stockholders to make their decision as it is in line with state law notice requirements for stockholder meetings.  More specifically, Delaware law requires stockholders to receive notice of a meeting of stockholders 10 days prior to meeting date.

We have indicated that the information to be provided would be substantially similar to the information contained in a Schedule 14C information statement as that is the basic information package the SEC has indicated is required for a stockholder’s decision-making process with respect to corporate actions.

Escrow of initial shares and insider warrants, page 13

16.	Please revise to clarify what is meant by the term "ordinary shares".

Amendment No. 1 has been revised (page 13) in accordance with the Staff’s comment.

Risk Factors, page 15

General

17.
Please revise to include a risk factor addressing the fact that the exercise price of the warrants is higher than is typical in similar blank check company offerings and, as a result, the warrants are less likely to ever be in the money and more likely to expire worthless.

Amendment No. 1 has been revised (pages 25) in accordance with the Staff’s comment.

18.
Please include risk factor disclosure that addresses the apparent trend among blank check companies involving, among other things, changing minimum transaction value or conversion threshold requirements, paying premiums in open market purchases and modifying governing instruments in order to effectuate a business combination.

Amendment No. 1 has been revised (page 25) in accordance with the Staff’s comment.

Unlike most other blank check companies, we are not required…, page 20

19.
Please expand this risk factor to discuss the risk that management's unrestricted flexibility in identifying and selecting a prospective acquisition candidate along with management's financial interest in consummating an initial business transaction may lead management to enter into an acquisition agreement that is not in the best interest of the company's stockholders, including, for example, the acquisition of another shell company or a de minimus amount of assets.

Amendment No. 1 has been revised (page 20) in accordance with the Staff’s comment.

Our management's ability to require holders of our warrants to exercise…, page 27

20.	Please revise to explain more clearly why the cashless warrant exercise will have the effect of reducing the potential "upside" of an investment in your company. Provide an illustrative example.

Amendment No. 1 has been revised (page 27) in accordance with the Staff’s comment.

Michael Clampitt
December 21, 2009

Dividend Policy. page 35

21.
We note that the company may effect a stock dividend in order to maintain the sponsor's ownership at 10% of the company's common stock. Please revise to include appropriate risk factor disclosure related to this potential dividend.

We respectfully submit that additional risk factor disclosure of the possible stock dividend is unnecessary.  Amendment No. 1 has been revised (pages 35, 66 and II-3) to indicate that the stock dividend would be effected immediately prior to the consummation of the IPO.  Accordingly, upon consummation of the IPO, the percentage ownership of the sponsor would remain the same.

Liquidity and Capital Resources, page 40

22.
You state that certain of your officers and directors may loan the company funds for the company's working capital needs. Please revise to disclose the known terms of these loans, including interest rate, maturity date, the conditions under which the loan may be convertible into warrants and any other material information. Please also file any written agreement between the company and these officers and directors memorializing these terms as an exhibit to the registration statement.

Amendment No. 1 has been revised (page 40) in accordance with the Staff’s comment.

No opportunity for stockholder approval of business transaction, page 50

23.
Please revise to provide examples of the types of initial business transactions the company may consider and whether stockholder approval would be required under applicable state law for each such transaction.

Amendment No. 1 has been revised (page 52) in accordance with the Staff’s comment.

Management, page 60

24.	Please revise to include the information required by Item 407(a) of Regulation S-K regarding director independence.

Amendment No. 1 has been revised (page 62) in accordance with the Staff’s comment.

Compensation for Officers and Directors, page 62

25.
You state that no executive officer has received any cash compensation for services rendered. Please revise to address all compensation, whether in cash or otherwise, received by executive officers and directors.

Amendment No. 1 has been revised (page 62) in accordance with the Staff’s comment.

Michael Clampitt
December 21, 2009

Conflicts of Interest, page 62

26.
Please revise this section to disclose all of the business affiliations of each of your officers and directors that may cause them to have conflicts of interest in presenting a specific business opportunity to the company.

Amendment No. 1 has been revised (page 63) in accordance with the Staff’s comment.

Shares Eligible for Future Sale, page 75

27.	Please tell us how you calculated the number of shares outstanding if the underwriters' over· allotment option is exercised in full as disclosed in the first sentence of this section.

Amendment No. 1 has been revised (page 75) to correct the calculation in accordance with the Staff’s comment.

Table of Contents

28.
We note that the table of contents is included on the outside back cover page of the prospectus. It appears, however, that you intend to deliver prospectuses electronically. Please revise to include the table of contents immediately following the cover page of the prospectus. Refer to Item 502(a) of Regulation S-K.

Amendment No. 1 has been revised in accordance with the Staff’s comment.

Power of Attorney, page S-l

29.	It appears that the power of attorney included on the signature page is incomplete.
To the extent the company intends to use a power of attorney for amendments to the registration statement, please revise to include the names of the designees.

The signature page to Amendment No. 1 has been revised in accordance with the Staff’s comment.

Exhibit Index

30.	Please file all exhibits with your next amendment or tell us when you intend to file them. They are subject to the staff’s review and we will need time to conduct that review.

We have filed the following exhibits:

3.1	Certificate of Incorporation.
3.2	Form of Amended and Restated Certificate of Incorporation.
4.4	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant.
10.1	Form of Investment Management Trust Account Agreement between Continental Stock Transfer & Trust Company and the Registrant.
10.2	Form of Securities Escrow Agreement among the Registrant, Continental Stock Transfer & Trust Company, and 57th Street GAC Holdings LLC.
10.3	Form of Registration Rights Agreement among the Registrant and 57th Street GAC Holdings LLC.
10.8	Administrative Services Agreement between the Registrant and 57th Street GAC Holdings LLC.

Michael Clampitt
December 21, 2009

10.9	Securities Purchase Agreement dated October 30, 2009 between the Registrant and 57th Street GAC Holdings LLC.
10.10	Promissory Note, dated November 10, issued to 57th Street GAC Holdings LLC in the amount of $10,000.

23.1	Consent of Rothstein Kass & Company

We intend to file the remaining exhibits with the next amendment.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses   Should you have any questions concerning the foregoing responses, please contact Douglas S. Ellenoff, Esq., Stuart Neuhauser, Esq. or Asim Granbowski-Shaikh, Esq., each at (212) 370-1300.

Sincerely,

/s/ Ellenoff, Grossman & Schole

Ellenoff Grossman & Schole LLP

cc:          Mark D. Klein
Joel Rubinstein, Esq.
Morgan Joseph & Co. Inc.